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05040316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marblehead Trading Group, LLC (F/K/A NY Tradedesk, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, Suite 201
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mace Blicksilver (212) 610-2620
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Ave	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

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OATH OR AFFIRMATION

I, Mace Blicksilver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marblehead Trading Group, LLC (F/K/A NY Tradedesk, LLC), as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands


Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To The Member
Marblehead Trading Group, LLC
(F/K/A NY Tradedesk, LLC)

We have audited the accompanying statement of financial condition of Marblehead Trading Group, LLC (F/K/A NY Tradedesk, LLC) as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marblehead Trading Group, LLC (F/K/A NY Tradedesk, LLC) as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

New York, New York
January 31, 2005

MARBLEHEAD TRADING GROUP, LLC
(F/K/A NY TRADEDESK, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash and cash equivalents	$	114,502
Due from clearing broker		4,343,587
Other assets		10,000
	$	4,468,089
Liabilities		
Accrued expenses	$	13,000
Member's equity		4,455,089
	$	4,468,089

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations and Basis of Presentation

Marblehead Trading Group, LLC ("MATG") or (the "Company"), formerly known as NY Tradedesk, LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is wholly owned by Marblehead Partners, L.P. (the "Partnership") and was organized for the purpose of trading in securities and options for its own account as well as trading in securities executed on an agency basis on behalf of others. As of December 31, 2004, the Company does not trade for any customer accounts.

Effective April 1, 2004, the Company received regulatory approval from the NASD for Marblehead Trading, LLC ("MAT"), a related party, to be merged into the Company. Accordingly, the transaction has been accounted for as a merger of entities under common control, in a manner similar to a pooling of interests, in which MATG was the surviving entity. The assets and liabilities of MAT were transferred to the Company at historical amounts. The financial statements include the operations of MAT for the period January 1, 2004 to March 31, 2004 and the operations of MATG for the period January 1, 2004 to December 31, 2004.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Income Taxes

The Company does not record a provision for income taxes because the individual member reports its share of the Company's income or loss on its income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $4,443,000, which was approximately $4,343,000 in excess of its minimum requirement of $100,000.

3. Due from clearing broker

Amounts due from clearing broker may be restricted to the extent that they serve as deposits for securities sold short.

In the normal course of business, all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Member monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

4. Related party transactions

In accordance with the Limited Partnership Agreement of Marblehead Partners, L.P., the Partnership bore all overhead costs and other expenses incurred by or on behalf of MAT prior to the merger.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."